Exhibit 99.1

For Immediate Release	July 19, 2022

The Valens Company Announces Nomination of Independent Director to Board of Directors

Nominee will strengthen board experience matrix with global consumer packaged goods brand building expertise

Nominee would increase the number of independent directors to six

Kelowna, B.C., July 19, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS)) (the “Company” “The Valens Company” or “Valens”), a leading manufacturer of branded cannabis products, today announced that Ms. Aïda Moudachirou-Rébois, Senior Vice President and Global Chief Marketing Officer at MAC Cosmetics, intends to stand for election to its Board of Directors (the "Board") at the Annual General Meeting of Shareholders of The Valens Company to be held on August 2, 2022 (the "Meeting").

Ms. Moudachirou-Rébois has extensive experience leading and developing global brands at major multinational corporations, where she has proven adept at building and sustaining both revenue and profit growth through innovation, new product categories, and defining consumer experiences. The nomination came as Valens continues to strengthen its corporate governance policies to support its growth, including separating the Chair and CEO roles and appointing an independent Board Chair, maintaining a majority independent Board, and combining fresh perspectives, expertise, and capabilities that reflect the continued progression of the business. Furthermore, if all nominees are elected, the Board will consist of seven directors, two of whom are female, one of whom is racially diverse and one of whom self-identifies as LGBTQIA+.

Tyler Robson, Chief Executive Officer of The Valens Company, said “We couldn’t be more delighted to put forward Ms. Moudachirou-Rébois as a director nominee for our Board of Directors. Her deep brand-building expertise, along with her product development and innovation experience align with the Company’s most critical priorities today. Ms. Moudachirou-Rébois' perspective and contributions will help us to strengthen and diversify the skillset of our incumbent Board and deliver value for all stakeholders. We are confident that Ms. Moudachirou-Rébois will play an important role in supporting our strategies as we progress through our next phase of growth and continue our evolution into a leading global manufacturer of branded cannabis products.”

New Addition to Board:

About Aïda Moudachirou-Rébois

Aïda Moudachirou-Rébois is SVP and Global Chief Marketing Officer for MAC Cosmetics, a subsidiary of Estée Lauder Companies, responsible for all things marketing at MAC, including product development and innovation, consumer education and brand communication. She has twenty years of international executive experience, working from Paris, London, and New York, with a focus on consumer-packaged goods and personal care brands, including at L’Oreal, Johnson & Johnson and Revlon Inc. She has expertise in brand-building, global and local brand management, new product development and consumer engagement with an emphasis on modern omni-channel marketing. Ms. Moudachirou-Rébois has an MBA from ESSEC in Cergy, France during which she did an exchange period at the University of Ottawa.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

Incumbent Board:

About Andrew Cockwell

Chair of Board, Independent

Mr. Cockwell was appointed Chair of the Board on May 16, 2022. He is the Managing Partner of Ursataur Capital Management, a private equity firm he founded in 2009, which strategically invests in Canadian mid-market companies across various industries. He has a track record of fostering value creation for both private and public companies, and advises on issues such as strategic realignment, operational improvement, capital allocation and governance. Previously, Mr. Cockwell was a Founding Partner of ReichmannHauer Capital Partners, a Toronto-based private equity firm targeting both domestic and international investments. He also worked in the Private Equity and Corporate Finance practices at McKinsey & Company, which he joined in 2003 and where he advised businesses, private equity firms, and hedge funds in North America and Europe. Earlier in his career, he practiced M&A and securities law as an attorney at Sullivan & Cromwell in New York and London. Mr. Cockwell has a breadth of experience providing financial and legal advisory services in a variety of complex business contexts across a wide range of industries, including industrial coatings, ground support, financial services, and food and retail. Mr. Cockwell holds a Bachelor of Art (Hons.) from Queen’s University and a LL.B. with Great Distinction from the Faculty of Law at McGill University.

About Drew Wolff

Director, Independent

Mr. Wolff is the Chief Financial Officer of Trupanion, a leading publicly traded pet insurance provider based in Seattle. Prior to that he held various senior finance roles at Starbucks Coffee Company, including Chief Financial Officer of the International and Channel Development Divisions and Global Treasurer. His responsibilities included leading finance and accounting teams for the international retail stores and global consumer packaged goods business, global cash management, financial analytics and forecasting, and enterprise risk management. Prior to joining Starbucks, Mr. Wolff had over fifteen years of experience in senior roles in banking and financial services including seven years at Barclays PLC in London. Mr. Wolff is an audit committee member at BECU, the largest community-based credit union in the U.S. with $25 billion in assets. He holds the NACD.DC qualification from the National Association of Corporate Directors and has completed level one of the Fundamentals of Sustainability Accounting qualification from SASB. Mr. Wolff has an MBA from the Ross School of Business, University of Michigan, and a B.Sc. in Economics, with distinction, from the U.S. Naval Academy in Annapolis, Maryland.

About Guy Beaudin

Director, Independent

Dr. Guy Beaudin is a senior partner at RHR International responsible for the firm’s business development and marketing activities and providing services to the firm’s global clients. He is a trusted advisor to CEOs, boards of directors, and senior executive teams across North America, Europe, Asia, and Australia. His practice includes the full scope of RHR International’s core services from the assessment and development of high-potential talent to senior team effectiveness, to board effectiveness and CEO succession. He is experienced in post M&A work in aligning teams and cultures in cross-border acquisition, building high-potential programs for clients in financial services, upgrading talent in various PE portfolio companies and assisting a pension fund in building robust and reliable succession planning. Prior to joining RHR 25 years ago, Dr. Beaudin worked as an internal HR director for an international organization. He has also worked in senior-level marketing and finance positions in manufacturing and financial services organizations. Dr. Beaudin has an MBA from the University of Ottawa and a PhD in industrial and organizational psychology from the University of Montreal. He is actively engaged in his community and is a past director of the Heart and Stroke Foundation of Canada. He is also a graduate of the ICD’s Directors Education Program.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

About Karin McCaskill

Director, Independent

Ms. McCaskill held the role of Senior Vice President, General Counsel and Corporate Secretary of Empire Company Limited and Sobeys Inc. until her retirement in 2018. In her fifteen-year career at Empire and Sobeys, Ms. McCaskill was responsible for a full scope of legal activities focused on corporate governance together with regulatory and advisory functions for all aspects of the grocery and pharmacy businesses. She provided legal leadership on various complex, high-profile transactions, including Empire’s $1 billion deal to take Sobeys private in 2007 as well as Sobeys’ acquisition of Canada Safeway for $5.8 billion in 2013. Ms. McCaskill has been recognized for her various achievements and mentorship within the legal community, including receiving the award for General Counsel of the Year in 2014, and the BLG Stephen Sigurdson Lifetime Achievement Award in 2019, both presented by the Canadian General Counsel Awards. Ms. McCaskill has broad non-profit board experience over the past four decades, including serving as Chair of the Downtown Halifax Business Commission and the Canadian Employers Council, and is currently a member of the Georgian Peaks Ski Club Board of Directors and Chair of the Governance Committee. She holds an HBA from the Ivey Business School at Western University and an LL.B from Osgoode Hall Law School at York University. Ms. McCaskill co-owns Tuck Shop Trading Co. Limited, a Toronto-based retail clothing business, and is owner and principal of Woodlawn Consulting Ltd.

About Ashley McGrath

Director, Independent

Mr. McGrath was the Lead Director of Valens from May 25, 2021 to May 16, 2022. A life-long entrepreneur, he has over the past 16 years-built Glencoe Developments Inc. into a large western Canadian real estate development business. He has overseen all aspects of the growth of the business including land acquisition, finance and sales of over 850,000 square feet of development space. He oversees the management of a large rental portfolio of residential and commercial real estate across Western Canada. He is also a major shareholder in an agribusiness operating over 400,000 square feet of indoor livestock production as well as a 23,000-acre grain farm. Mr. McGrath has been deeply involved in Valens’ business in an advisory capacity to the Company for the past several years, leveraging his entrepreneurial skills and strategic growth experience to benefit the Company.

About Tyler Robson

Director, Non-Independent

Mr. Robson was the Chair of the Board from May 2, 2017 to May 16, 2022, and is the Chief Executive Officer of the Company. Prior to being appointed CEO in May 2017, he served as Chief Operating Officer, overseeing all operational functions of the business and leading various innovation and product development initiatives. Under Mr. Robson’s leadership, the Company has repositioned its core offering from extraction services to branded product sales supported by a full suite of product development and manufacturing capabilities. Mr. Robson has expertise in plant genetics and extraction processes, with a strong interest in the use of cannabinoids to treat various medical conditions. He attended the University of Saskatchewan on a football scholarship, graduating with a Bachelor of Science degree, then returned to Kelowna to pursue a career in life sciences. Mr. Robson was selected as a recipient of Canada’s Top 40 Under 40 for 2021 and the Kelowna Chamber of Commerce’s Top 40 Under 40 for 2020. He was also included in the International Forum on Advancements in Healthcare’s Top 100 Leaders in Healthcare in 2019.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further media and investor relations, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, statements regarding the ability to regain compliance with the Nasdaq Listing Rules, and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, the inability to meet the Minimum Bid Requirement or comply with Nasdaq’s other listing standards within the prescribed time period, which could result in the delisting of the common shares, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com